希慎興業有限公司
Hysan Development Company Limited



The Lee Gardens, 33 Hysan Avenue,
Causeway Bay, Hong Kong
Tel: (852) 2895 5777 Fax: (852) 2577 5153
www.hysan.com.hk

Direct Tel : 2830 5139
Direct Fax : 2577 5219
E-mail : peggy.lam@hysan.com.hk

Our Ref : SEC/PPL/AR2002-USSEC/L148-03py
Your Ref :

14 May 2003

Exemption No. 82-1617

BY AIR MAIL

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549



Dear Sirs

Hysan Development Company Limited, Exemption No. 82-1617

On behalf of Hysan Development Company Limited, a company incorporated in Hong Kong, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Announcement - Final Dividend for the year ended 31 December 2002
Option to receive shares in lieu of cash dividend
Calculation of Market Value dated 13 May 2003

Yours faithfully
For and on behalf of
HYSAN DEVELOPMENT COMPANY LIMITED

Peggy Lam
Assistant Company Secretary

Enc.

South China Morning Post (Business)
14 May 2003

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 **Hysan 希慎**

HYSAN DEVELOPMENT COMPANY LIMITED
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32 with limited liability)

FINAL DIVIDEND FOR THE YEAR ENDED 31 DECEMBER 2002
OPTION TO RECEIVE SHARES IN LIEU OF CASH DIVIDEND
CALCULATION OF MARKET VALUE

At the Annual General Meeting of Shareholders of the Company held on 13 May 2003, an ordinary resolution had been passed to declare a final dividend of HK26.5 cents per ordinary share in the capital of the Company (each as a "Share"), payable to shareholders whose names appeared on the Register of Members on that day. Eligible shareholders may elect to receive such dividend in the form of cash or in the form of new shares, or a combination of these.

The number of new shares of par value HK$5.00 each ("New Shares") to be allotted to shareholders who elect to receive their dividends in scrip is calculated by dividing the total amount of the cash dividend which each of them would otherwise have been entitled to receive by the market value of a New Share (the "Market Value").

The Market Value has been determined to be HK$6.23, being the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the last five consecutive Stock Exchange dealing days commencing Tuesday, 6 May 2003 (the first day the shares traded ex dividend).

The formula used for calculating the entitlement is as follows:

Number of shares held as at 13 May 2003 x HK$0.265 = Maximum dividend available

$$\frac{\text{Maximum dividend available}}{\text{HK\$6.23}} = \text{maximum number of New Shares (rounded down to the nearest whole number)}$$

Application has been made to the Stock Exchange for listing of and permission to deal in the New Shares. A circular to shareholders giving details of the scrip dividend, together with an election form, will be sent to eligible shareholders (excluding shareholders whose registered addresses are situated in the United States or any of its territories or possessions or Canada who will only receive the circular) on or about Tuesday, 20 May 2003. Shareholders who wish to receive, in lieu of the cash dividend, in whole or in part, an allotment of New Shares should complete and sign the form of election and return it to the Share Registrars and Transfer office of the Company, Standard Registrars Limited, G/F., Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 9 June 2003. It is expected that cheques for cash entitlements and/or (subject to such application being granted) definitive share certificates for the New Shares will be posted to shareholders at their risks on or about Friday, 13 June 2003 on which dealings of the New Shares will commence (subject to the proper receipt of share certificates for the New Shares by the relevant shareholders of the Company).

By order of the Board
Wendy W.Y. Yung
Company Secretary

Hong Kong, 13 May 2003